SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 1)*

Under the Securities Exchange Act of 1934

Southwest Airlines Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

844741108
(CUSIP Number)

Elliott Investment Management L.P.

360 S. Rosemary Ave, 18th Floor

West Palm Beach, FL 33401

with a copy to:

Eleazer Klein, Esq.
Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 19 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 844741108	Schedule 13D/A	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON Elliott Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 48,948,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 48,948,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 48,948,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 844741108	Schedule 13D/A	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON Michael Cawley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 19,765
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 19,765
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 844741108	Schedule 13D/A	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON David Cush
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 844741108	Schedule 13D/A	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON Sarah Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,068 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,068 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,068 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

(1) Includes 268 shares of Common Stock directly held by domestic partner.

CUSIP No. 844741108	Schedule 13D/A	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON Joshua Gotbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,162
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 19,162
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,162
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 844741108	Schedule 13D/A	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON Robert Milton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,953
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,953
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,953
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 844741108	Schedule 13D/A	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON Gregg Saretsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 844741108	Schedule 13D/A	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON Easwaran Sundaram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 844741108	Schedule 13D/A	Page 10 of 19 Pages

1	NAME OF REPORTING PERSON Patricia Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,086 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,086 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,086 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

(1) Includes 1,122 shares of Common Stock directly held by spouse.

CUSIP No. 844741108	Schedule 13D/A	Page 11 of 19 Pages

The following constitutes Amendment No. 1 to the Schedule 13D (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

(a)-(c) This statement is being filed by (i) Elliott Investment Management L.P., a Delaware limited partnership (“EIM”), the investment manager of Elliott Associates, L.P., a Delaware limited partnership (“Elliott”) and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”, and together with Elliott, the “Elliott Funds”), with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries; (ii) Michael Cawley (“Mr. Cawley”); (iii) David Cush (“Mr. Cush”); (iv) Sarah Feinberg (“Ms. Feinberg”); (v) Joshua Gotbaum (“Mr. Gotbaum”); (vi) Robert Milton (“Mr. Milton”); (vii) Gregg Saretsky (“Mr. Saretsky”); (viii) Easwaran Sundaram (“Mr. Sundaram”) and (ix) Patricia Watson (“Ms. Watson” and, together with Ms. Feinberg and Messrs. Cawley, Cush, Gotbaum, Grissen, Milton, Saretsky and Sundaram, the “Candidate Reporting Persons” and each, a “Candidate Reporting Person”)).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement attached as Exhibit 99.3. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Elliott Investment Management GP LLC, a Delaware limited liability company (“EIM GP”), is the sole general partner of EIM. Paul E. Singer (“Mr. Singer”) is the sole managing member of EIM GP.

EIM

The business address of EIM is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

The principal business of EIM is to act as investment manager for the Elliott Funds.

The name, business address, and present principal occupation or employment of the general partner of EIM is as follows:

NAME	ADDRESS	OCCUPATION

Elliott Investment Management GP LLC	360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401	General partner of EIM

EIM GP

The business address of EIM GP is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

The principal business of EIM GP is serving as a general partner of EIM.

The name, business address, and present principal occupation or employment of the managing member of EIM GP is as follows:

CUSIP No. 844741108	Schedule 13D/A	Page 12 of 19 Pages

NAME	ADDRESS	OCCUPATION

Paul E. Singer	360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401	Sole managing member of EIM GP

MR. SINGER

Mr. Singer’s business address is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

Mr. Singer’s principal occupation is to serve as the sole managing member of EIM GP.

MR. CAWLEY

Mr. Cawley’s address is Creeslough House, Upper Kindlestown, Delgany, Co. Wicklow, Ireland A63T0X6.

Mr. Cawley formerly served as the Deputy Chief Executive Officer, Chief Operation Officer and Chief Financial Officer of Ryanair Holdings plc.

MR. CUSH

Mr. Cush’s address is 100 Commons Road, Suite 7, Box 325, Dripping Springs, TX 78620.

Mr. Cush formerly served as the Chief Executive Officer of Virgin America.

MS. FEINBERG

Ms. Feinberg’s address is 438 East 12th Street, Apt. 5D, New York, NY 10009.

Ms. Feinberg formerly served as the Transportation Regulator and Administrator of the Federal Railroad Administration.

MR. GOTBAUM

Mr. Gotbaum’s address is 4139 Parkglen Court NW, Washington, DC 20007.

Mr. Gotbaum’s principal occupation is to serve as an advisor to companies and labor groups and he formerly served as the Chapter 11 Trustee of Hawaiian Airlines.

MR. MILTON

Mr. Milton’s address is c/o RAM787, LLC, 1317 Edgewater Dr., #722, Orlando, FL 32804.

Mr. Milton formerly served as the Chief Executive Officer of Air Canada and ACE Aviation Holdings Inc. and as the Chairman of United Airlines, Inc.

MR. SARETSKY

Mr. Saretsky’s address is 2925 165th Avenue SE, Bellevue, WA 98008.

Mr. Saretsky formerly served as the Chief Executive Officer of WestJet Airlines.

CUSIP No. 844741108	Schedule 13D/A	Page 13 of 19 Pages

MR. SUNDARAM

Mr. Sundaram’s address is 8 Long Lots Lane, Westport, CT 06880.

Mr. Sundaram formerly served as the Chief Digital and Technology Officer of JetBlue Airways Corporation.

MS. WATSON

Ms. Watson’s address is 5105 Knights Court, Flower Mound, TX 75022.

Ms. Watson’s principal occupation is Chief Information and Technology Officer of NCR Atleos Corporation.

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(c) above. Mses. Feinberg and Watson and Messrs. Cawley, Cush, Gotbaum, Grissen, Milton, Saretsky, Singer and Sundaram are citizens of the United States of America. Mr. Cawley is a citizen of Ireland.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The aggregate cost of the shares of Common Stock directly held by the Elliott Funds is approximately $1,274,543,955.

EIM may effect purchases of the shares of Common Stock through margin accounts maintained for the Elliott Funds with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

Other than as set forth below, the shares of Common Stock directly held by each Candidate Reporting Person were purchased with personal funds.

Mr. Cawley used a total of approximately $498,081, excluding commissions, to acquire the 19,765 shares of Common Stock reported herein as beneficially owned by him.

Mr. Cush used a total of approximately $251,585, excluding commissions, to acquire the 10,000 shares of Common Stock reported herein as beneficially owned by him.

Ms. Feinberg used a total of approximately $70,868, excluding commissions, to acquire 2,800 of the shares of Common Stock reported herein as beneficially owned by her. Ms. Feinberg’s domestic partner used a total of approximately $6,072, excluding commissions, to acquire 268 shares of the shares of Common Stock reported herein as beneficially owned by Ms. Feinberg.

Mr. Gotbaum used a total of approximately $485,603, excluding commissions, to acquire the 19,162 shares of Common Stock reported herein as beneficially owned by him.

Mr. Milton used a total of approximately $37,349, excluding commissions, to acquire the 1,953 shares of Common Stock reported herein as beneficially owned by him.

CUSIP No. 844741108	Schedule 13D/A	Page 14 of 19 Pages

Mr. Saretsky used a total of approximately $101,140, excluding commissions, to acquire the 4,000 shares of Common Stock reported herein as beneficially owned by him.

Mr. Sundaram used a total of approximately $50,500, excluding commissions, to acquire the 2,000 shares of Common Stock reported herein as beneficially owned by him.

Ms. Watson used a total of approximately $99,734, excluding commissions, to acquire 3,964 of the shares of Common Stock reported herein as beneficially owned by her. Ms. Watson’s spouse used a total of approximately $37,500, excluding commissions, to acquire 1,122 shares of the shares of Common Stock reported herein as beneficially owned by Ms. Watson.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On August 13, 2024, EIM issued a press release (the “August 13 Press Release”) announcing its intention to nominate Mses. Feinberg, Nancy Killefer and Watson and Messrs. Cawley, Cush, Gotbaum, David Grissen, Milton, Saretsky and Sundaram (the “Candidates” and each, a “Candidate”) for election to the Board at the next shareholder meeting of the Issuer, whether an annual or special meeting of shareholders. The August 13 Press Release is attached hereto as Exhibit 99.4 and is incorporated by reference herein.

On August 9, 2024, Elliott and Elliott International entered into an Engagement and Indemnification Agreement (collectively, the “Candidate Agreements”) with each of the Candidates, pursuant to which, in consideration for such Candidate's agreement to serve as a nominee, Elliott and Elliott International, agreed to compensate such Candidate and each such Candidate agreed that, if such Candidate is elected or appointed to the Board, such Candidate will use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Issuer. Further, pursuant to the Candidate Agreements, Elliott and Elliott International agreed to indemnify each such Candidate against claims arising from the solicitation of proxies from the Issuer’s shareholders in connection with the next meeting of shareholders of the Issuer and any related matters; provided that the indemnification obligations will not apply to any event or occurrence relating to or directly or indirectly arising out of such Candidate’s service as a director of the Issuer, if elected. Each Candidate additionally agreed pursuant to the Candidate Agreements to not acquire or dispose of any securities of the Issuer prior to such Candidate's election or appointment to the Board without the prior written consent of Elliott and Elliott International. This description of the Candidate Agreements is qualified in its entirety by reference to the full text of the Candidate Agreements, in substantially the form attached hereto as Exhibit 99.5 and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person. The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 599,157,019 shares of Common Stock outstanding as of July 25, 2024, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed by the Issuer with the Securities and Exchange Commission on July 29, 2024.

By virtue of the Candidate Agreements, EIM and the Candidate Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and the “group” may be deemed to beneficially own an aggregate of 49,013,534 shares of Common Stock, representing approximately 8.2% of the outstanding shares of Common Stock. Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons.

CUSIP No. 844741108	Schedule 13D/A	Page 15 of 19 Pages

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the shares of Common Stock effected by (i) EIM since the filing of the original Schedule 13D by EIM and (ii) each of the other Reporting Persons during the past sixty (60) days, which were all in the open market, are set forth on Schedule 1 attached hereto.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Person, other than (i) in the case of the shares of Common Stock beneficially owned by EIM, the Elliott Funds and/or their respective subsidiaries; (ii) in the case of Ms. Feinberg, her domestic partner with respect to the shares held by her domestic partner; and (iii) in the case of Ms. Watson, her spouse with respect to the shares held by her spouse.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated to read as follows:

Item 4 of the Schedule 13D is incorporated herein by reference.

The Elliott Funds have entered into notional principal amount derivative agreements (the “Cash Derivative Agreements”) in the form of cash settled swaps with respect to an aggregate of 16,976,000 shares of Common Stock of the Issuer (collectively representing economic exposure comparable to 2.8% of the shares of Common Stock of the Issuer). The Cash Derivative Agreements provide the Elliott Funds with economic results that are comparable to the economic results of ownership but do not provide them or EIM with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Cash Derivative Agreements (such shares, the “Subject Shares”). EIM disclaims beneficial ownership in the Subject Shares. The counterparties to the Cash Derivative Agreements are unaffiliated third party financial institutions.

EIM has combined economic exposure in the Issuer of approximately 11.0% of the shares of Common Stock outstanding.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 844741108	Schedule 13D/A	Page 16 of 19 Pages

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 99.3:	Joint Filing Agreement.

Exhibit 99.4:	Press Release, dated August 13, 2024.

Exhibit 99.5:	Form of Candidate Agreement.

Exhibit 99.6:	Form of Power of Attorney.

CUSIP No. 844741108	Schedule 13D/A	Page 17 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: August 13, 2024

Elliott Investment Management L.P.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

/s/ Elliot Greenberg
As attorney-in-fact for Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, Robert Milton, Gregg Saretsky, Easwaran Sundaram and Patricia Watson

CUSIP No. 844741108	Schedule 13D/A	Page 18 of 19 Pages

SCHEDULE 1

Transactions in the Shares of Common Stock of the Issuer

The following table sets forth all transactions in the shares of Common Stock reported herein effected by (i) EIM since the filing of the original Schedule 13D by EIM and (ii) each of the other Reporting Persons during the past sixty (60) days. Except as noted below, all such transactions were effected by each Reporting Person in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. Each Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the shares of Common Stock sold or purchased at each separate price by such Reporting Person.

EIM

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
08/06/2024	1,500,000	24.48	24.04-24.72
08/07/2024	1,100,000	24.59	24.32-25.04
08/08/2024	1,250,000	25.13	24.89-25.30
08/09/2024	1,250,000	25.29	25.02-25.40
08/09/2024	18,648,500*	25.33
08/12/2024	1,500,000	25.52	25.34-25.86
08/13/2024	400,000	25.55	25.45-25.75

* Represents the settlement of the Physical Derivative Agreements reported on the original Schedule 13D.

MR. CAWLEY

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
08/09/2024	19,765	25.2002

MR. CUSH

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
08/09/2024	10,000	25.1585

MS. FEINBERG

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
08/09/2024	2,800	25.31

MR. GOTBAUM

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
08/09/2024	19,162	25.3420	25.33-25.35

MR. SARETSKY

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
08/09/2024	4,000	25.2850

CUSIP No. 844741108	Schedule 13D/A	Page 19 of 19 Pages

MR. SUNDARAM

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
08/09/2024	2,000	25.2498	25.2450-25.25

MS. WATSON

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
06/28/2024	39.124*	25.56
07/31/2024	61.10*	24.55
08/09/2024	3,964	25.16

* Represents shares purchased by Ms. Watson’s spouse through the Issuer’s employee stock purchase plan.